Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of September 30, 2004 on an actual basis and on an as adjusted basis after giving effect to the issuance of medium-term notes worldwide under our U.S. MTN Program, as described in the pricing supplements that we filed with the SEC pursuant to Rule 424 under the Securities Act of 1933, as amended, between September 30, 2004 and November 30, 2004. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of September 30, 2004
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions) (unaudited)
Short-term debt (including current portion of long-term debt)*	37,053.6	5,512.5	33,391.0	4,967.6
Long-term debt (excluding current portions)
Bonds	65,902.7	9,804.5	71,541.1	10,643.3
Subordinated debt	912.1	135.7	890.4	132.5

Total long-term debt*	66,814.8	9,940.2	72,431.5	10,775.8

Capital contribution	607.3	90.3	607.3	90.3
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	237.1	1,593.5	237.1
Other equity	786.3	117.0	786.3	117.0
Share premium reserve	162.5	24.2	162.5	24.2
Net income for the nine months ended September 30, 2004	163.1	24.2	163.1	24.2

Total shareholders’ equity	2,705.4	402.5	2,705.4	402.5

Total capitalization	107,181.1	15,945.5	109,135.2	16,236.2

* All our debt is unsecured and unguaranteed.

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.7217 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on September 30, 2004.